EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings from operations	$118,480	$148,796	$277,941	$133,043	$241,807	$166,549	$107,617
Add:
Interest Expense	76,787	81,031	152,958	163,629	172,191	170,746	77,650

Earnings as Adjusted	$195,267	$229,827	$430,899	$296,672	$413,998	$337,295	$185,267

Combined Fixed Charges and Preferred Share Dividends:
Interest Expense	$76,787	$81,031	$152,958	$163,629	$172,191	$170,746	$77,650
Capitalized Interest	19,635	10,386	30,534	24,276	18,549	15,980	19,173

Total Fixed Charges	96,422	91,417	183,492	187,905	190,740	186,726	96,823
Preferred Share Dividends	16,358	16,358	32,715	37,309	56,763	56,835	49,098

Combined Fixed Charges and Preferred Share Dividends	$112,780	$107,775	$216,207	$225,214	$247,503	$243,561	$145,921

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	1.7	2.1	2.0	1.3	1.7	1.4	1.3